                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                               GLOBAL SPORTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   37937A 10 7
                                 (CUSIP Number)

          RONALD D. FISHER, SOFTBANK INC., 10 LANGLEY ROAD, SUITE 403,
                      NEWTON CENTRE, MA 02459, (617) 928-9300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 4, 2000
             (Date of Event which Requires Filing of this Statement)

 If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 2 OF 14 PAGES
---------------------                                  ------------------------

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CAPITAL PARTNERS LP
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,290,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,765,917
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,290,963
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.5%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -2-

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 3 OF 14 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CAPITAL PARTNERS LLC
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,428,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,903,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,428,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -3-

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 4 OF 14 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,428,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,903,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,428,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -4-

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 5 OF 14 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,428,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,903,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,428,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -5-

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 6 OF 14 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SOFTBANK CORP.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,428,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,903,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,428,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -6-

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 7 OF 14 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RONALD D. FISHER
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,428,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,903,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,428,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -7-

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 8 OF 14 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CHARLES R. LAX
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,428,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,903,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,428,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -8-

---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 9 OF 14 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MASAYOSHI SON
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,428,896
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,903,850

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,428,896
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                      -9-

         SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB
Capital Partners"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware
corporation ("SB CPI"), Ronald D. Fisher ("Mr. Fisher") and Charles R. Lax ("Mr.
Lax"), both U.S. citizens, SOFTBANK Holdings Inc., a Delaware corporation
("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Masayoshi Son, a Japanese citizen ("Mr. Son"), hereby file this Amendment No. 3 to their statement on Schedule 13D (the "Statement") to report the shares of Common
Stock, par value $.01 per share (the "Common Stock"), of Global Sports, Inc., a
Delaware corporation (the "Company"), beneficially owned by them. SB Capital
Partners, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are
collectively referred to as the "Reporting Persons."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

         TOTAL OUTSTANDING SHARES. According to information provided to the
Reporting Persons by the Company, as of September 8, 2000, and assuming the exercise in full of Interactive's (as defined in Item 6) warrants for Common
Stock, the total number of shares of Common Stock outstanding was 31,205,680.

         SB CAPITAL PARTNERS. As of the date of filing this Statement, SB
Capital Partners beneficially owns 27,290,963 shares of Common Stock, representing approximately 87.5% of the Common Stock outstanding.

         SB CP LLC. By virtue of being the general partner of both SB Capital
Partners and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership
("Advisors Fund"), which acquired (i) 84,308 shares of Common Stock derived from the 1999 Purchase Agreement and (ii) 35,750 shares of Common Stock pursuant to the 2000 Purchase Agreement, SB CP LLC may be deemed a beneficial owner of a total of 27,428,896 shares of Common Stock consisting of 27,290,963 shares beneficially owned by SB Capital Partners and 137,933 shares beneficially owned by Advisors Fund or a total of approximately 87.9% of the Common Stock outstanding.

         SB CPI, MR. FISHER AND MR. LAX. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of 27,428,896 shares of Common Stock beneficially owned by SB
CP LLC, or approximately 87.9% or the Common Stock outstanding.

         SBH. By virtue of its ownership of all the outstanding stock of SB CPI,
SBH may be deemed a beneficial owner of the 27,428,896 shares of Common Stock beneficially owned by SB CPI, or approximately 87.9% of the Common Stock outstanding.

         SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 27,428,896 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 87.9% of the Common Stock outstanding.

                                      -10-

         MR. SON. Mr. Son is the President and Chief Executive Officer of
SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, the
27,428,896 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 87.9% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

         None of the Reporting Persons, nor, to the best knowledge of the
Reporting Persons, any of the persons listed on Schedule 1, 2, 3 or 4 hereto, has effected any transactions in the securities of the Company during the past
60 days other than those transactions described above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

Item 6 is hereby amended to include the following:

         As a condition to Interactive Technology Holdings, LLC ("Interactive")
entering into a purchase agreement (the "Interactive Purchase Agreement") with the Company in connection with an investment, SB Capital Partners and SOFTBANK
Capital Advisors Fund LP entered into a voting agreement, dated as of September
13, 2000(the "Interactive Voting Agreement") with Interactive. Interactive, to the best knowledge of the Reporting Persons, now holds an aggregate of 9,500,000 shares of Common Stock or 30.4% of the shares of Common Stock outstanding (as calculated pursuant to Rule 13d-3). Pursuant to the Interactive Voting
Agreement, SB Capital Partners and Advisors Fund agreed that they will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of
Common Stock then held of record or beneficially owned by them (1) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the
Company under the Interactive Purchase Agreement and/or the Interactive Voting
Agreement; and (2) except as otherwise agreed to in writing in advance by either party, against the following actions: (A) a dissolution of the Company, or (B)
any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the transactions contemplated by the Interactive Purchase
Agreement and/or the Interactive Voting Agreement. Pursuant to the Interactive
Voting Agreement, the parties agreed to vote or cause to be voted all shares of
Common Stock then held of record or beneficially owned by them in favor of election to the board of directors of the Company of the directors which either are entitled to designate and which have been identified by Interactive and/or
SB Capital Partners, as applicable, as nominees for such purpose. If a vacancy is created on the board of directors, SOFTBANK Capital Partners and Interactive agreed, to the extent they have the

                                      -11-

power to do so, to call a special meeting or execute a written consent of stockholders in lieu of meeting and vote their shares in a manner consistent with the board composition requirements provided for in the Interactive Purchase
Agreement and the 2000 Purchase Agreement. In addition, Interactive and SOFTBANK
Capital Partners and Advisors Fund agreed they would take no action to change the size of the board of directors from nine members without the prior written consent of the other party.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to include the following:

          Exhibit M    Interactive Voting Agreement, dated as of September 13,
                       2000, between Interactive and SB Capital Partners and
                       Advisors Fund.

                                      -12-

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2000                         SOFTBANK CAPITAL PARTNER LP
                                        By: SOFTBANK CAPITAL PARTNERS LLC,
                                            General Partner

                                            By: /s/ Steven Murray
                                                Name: Steven Murray
                                                Title: Administrative Member

                                        SOFTBANK CAPITAL PARTNERS LLC

                                        By: /s/ Steven Murray
                                            Name:  Steven Murray
                                            Title: Administrative Member

                                        SOFTBANK CAPITAL PARTNERS
                                        INVESTMENT INC.

                                        By: /s/ Steven Murray
                                            Name:  Steven Murray
                                            Title: Treasurer

                                         /s/ Ronald D. Fisher
                                        RONALD D. FISHER

                                         /s/ Charles R. Lax
                                        CHARLES R. LAX

                                        SOFTBANK HOLDINGS INC.

                                        By:  /s/ Stephen A. Grant
                                            Name:  Stephen A. Grant
                                            Title: Secretary

                                      -13-

                                        SOFTBANK CORP.

                                        By:   /s/ Stephen A. Grant
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact

                                        MASAYOSHI SON

                                        By:  /s/ Stephen A. Grant
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact

                                      -14-